EXHIBIT 4(d)

Form of Award Agreement

GREIF, INC.

RESTRICTED SHARE AWARD AGREEMENT

UNDER THE

2005 OUTSIDE DIRECTORS EQUITY AWARD PLAN

Greif, Inc., a Delaware corporation (the “Company”), has awarded to [name of outside director] (the “Recipient”) [# of shares] shares (the “Restricted Shares”) of Class A Common Stock, without par value, of the Company (the “Shares”). The Restricted Shares have been awarded pursuant to the Company’s 2005 Outside Directors Equity Award Plan (the “Plan”) and shall be subject to all of the provisions of the Plan, which are hereby incorporated herein by reference, and shall be subject to the following provisions of this agreement. Capitalized terms used in this agreement which are not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

§1. Restrictions on Transfer. During the period from [                            ] (the “Award Date”) until [                            ] (the “Restriction Period”) [the Restriction Period may be zero], the Recipient shall not sell, pledge, encumber, assign, or otherwise transfer the Restricted Shares.

§2. Purchase Price. The purchase price for the Restricted Shares shall be $[            ] [the purchase price may be zero]. If applicable, payment in full of the purchase price for the Restricted Shares shall be made by (i) certified or bank cashier’s check, (ii) delivery of unrestricted Shares having a fair market value on the date of such delivery equal to the total purchase price, or (iii) a combination of the preceding methods.

§3. Fully Vested; No Risk of Forfeiture. The Restricted Shares are fully vested as of the Award Date and are not subject to any risk of forfeiture after the Award Date.

§4. Stock Issuances. Upon execution and delivery of this agreement by the Recipient and receipt of payment of the full purchase price for the Restricted Shares subject to this agreement, the Company shall issue the Restricted Shares to the Recipient. The Company may issue the Restricted Shares in the form of a certificate or by book entry, in the Company’s sole discretion. Certificates issued with respect to the Restricted Shares shall bear appropriate legends with respect to the transfer restrictions set forth in this agreement. Upon the expiration of all transfer restrictions applicable to the Restricted Shares, unrestricted Shares shall be issued and delivered to the Recipient.

§5. Rights As Stockholder. On and after the issuance of the Restricted Shares to the Recipient, the Recipient shall have all of the rights of a stockholder of the Company with respect to the Restricted Shares, including the right to vote the Restricted Shares and the right to receive any dividends or other distributions with respect to the Restricted Shares, but subject, however, to the restrictions on transfer set forth in this agreement.

§6. Acceptance of Award. The award of the Restricted Shares must be accepted by the Recipient within 30 days after the Award Date by executing this agreement and paying the purchase price, if any, required under §2 of this agreement. The Recipient shall not have any rights with respect to the Restricted Shares awarded under this agreement unless and until the Recipient has executed this agreement, delivered a fully executed copy thereof to the Secretary of the Company, and otherwise complied with the applicable terms and conditions of the award of the Restricted Shares.

§7. Taxes. The Recipient hereby agrees that, upon request by the Company, the Recipient shall pay to the Company an amount equal to all taxes which the Company is required to withhold with respect to the award of the Restricted Shares to the Recipient or make arrangements satisfactory to the Company regarding the payment of such taxes, or, in lieu thereof, the Company shall have the right to retain or sell without notice a number of

Restricted Shares sufficient to cover the amount required to be withheld. The obligations of the Company under the Plan shall be conditional on such payment or other arrangements acceptable to the Company.

§8. Compliance with Securities Laws. No Restricted Shares shall be deliverable under this agreement or the Plan except in compliance with all applicable federal and state securities laws and regulations. The Company may require the Recipient (a) to represent and warrant to and agree with the Company in writing that the Recipient is acquiring the Restricted Shares without a view to distribution thereof, and (b) to make such additional representations, warranties and agreements with respect to the investment intent of the Recipient as the Company may reasonably request.

All certificates for the Restricted Shares shall be subject to such stop-transfer orders and other restrictions as the Company may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities laws, and the Company may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

§9. Section 16 Compliance. Unless the Recipient could otherwise dispose of the Restricted Shares without incurring liability under Section 16(b) of the Exchange Act, none of the Restricted Shares may be disposed of until at least six months have elapsed from the Award Date.

GREIF, INC.

By
[Corporate Officer]

Acceptance of Agreement

The Recipient hereby: (a) acknowledges receiving a copy of the Plan and represents that the Recipient is familiar with all provisions of the Plan; and (b) accepts this agreement and the award of the Restricted Shares under this agreement subject to all terms, provisions, and restrictions of both the Plan and this agreement.

[Name of Option Holder] Dated as of: [ ]